EXHIBIT 21.1

CELLECTAR BIOSCIENCES, INC.
LIST OF SUBSIDIARIES

Set forth below is a list of the subsidiaries of Cellectar Biosciences, Inc. as of December 31, 2013:

Subsidiary Name	Jurisdiction of Organization

Cellectar, Inc.	Wisconsin